UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Clearly Canadian Beverage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184901304

(CUSIP Number)

Valerie Samson, Corporate Services 2489 Bellevue Avenue West Vancouver, B.C. V7V 1E1 (604) 913-9408

Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications

July 18, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 184901304

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas L. Mason, directly and indirectly through his wholly-owned private company, Criterion Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 695,656
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 695,656
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
695,656 Common Shares of the Issuer are owned by Douglas L. Mason, directly, and indirectly through his wholly owned company, Criterion Capital Corporation (“Criterion”).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 5.6241%* * Percent of class based on issued and outstanding shares of 11,673,517 of the company and adjusted share capital of 12,369,173.
14	TYPE OF REPORTING PERSON* IN, CO

Item 1.   Security and Issuer.

This statement refers to the Common Stock of Clearly Canadian Beverage Corporation with its principal executive offices at 2267 10th Avenue W, Vancouver, B.C. V6K 2J1, Canada.

Item 2.    Identity and Background.

Douglas L. Mason, together with his wholly owned private company, Criterion Capital Corporation, resides at 3912 Marine Drive, West Vancouver, B.C. V7V 1N4. Mr. Mason’s present principal occupation is Chairman of the Issuer, located at 2489 Bellevue Avenue, West Vancouver, B.C. V7V 1E1, Canada.

There has been no criminal conviction against Mr. Mason in the past five years.

On October 30, 2000, the British Columbia Securities Commission (the “Commission”) issued a Notice of Hearing with respect to regulatory proceedings against Douglas Mason, the President, Chief Executive Officer and a director of the Issuer. The Notice of Hearing alleged that Mr. Mason failed to comply with certain insider reporting and control person reporting requirements with respect to certain trades in shares of the Issuer and other companies, and that Mr. Mason engaged or participated in improper trading of shares of certain companies other than the Issuer. A Commission hearing with respect to the allegations was initially scheduled for January 14, 2002, however, was subsequently adjourned to October 25, 2004 as a result of certain judicial proceedings and disclosure requirements imposed on the Commission. On August 25, 2004, Mr. Mason entered into a settlement agreement (the “Settlement”) with the Commission.  The Settlement provided that Mr. Mason cease trading, directly or indirectly, in securities for a period of 12 months, except that he may engage in financings for the Issuer and Columbia Yukon Explorations Inc. and that he may trade securities beneficially owned by him but only if the trading takes place through accounts held at a single registered dealer acceptable to the Commission. As part of the Settlement, the Commission acknowledged and agreed that none of the trading in question was undertaken by Mr. Mason in reliance upon undisclosed material facts or changes and that there was no evidence of any illicit purpose on the part of Mr. Mason in connection with the subject trading.

Mr.  Mason is a Canadian citizen.

Item 3.    Source and Amount of Funds or Other Compensation.

Pursuant to a consulting agreement with Clearly Canadian Beverage Corporation, Criterion Capital Corporation was issued 6,096 shares on June 7, 2006 for services rendered. Pursuant to the subsequent termination of the consulting agreement with Clearly Canadian Beverage Corporation, Criterion Capital Corporation was issued 10,715 shares on June 22, 2006.

Item 4.    Purpose of Transaction.

Mr.  Mason has disposed of common shares of the Issuer on the open market. Mr. Mason reserves the right to sell shares of the Issuer or to acquire additional shares of the Issuer in an open market transaction or otherwise. As of the date hereof, Mr. Mason does not have any specific plans or proposals for any strategic corporate transactions related to the Issuer.

Item 5.    Interest in Securities of the Issuer.

(a)	The person reporting hereby owned the following Common Shares of the Issuer as of July 17, 2006.

Common Shares (held directly and indirectly) Warrants (held directly) Total	635,656 60,000 695,656

The total shares of Common Stock constitutes 5.6241% of the 12,369,173 adjusted share capital as reported by the issuer.

(b)	See paragraph (a) above.

(c)	The following purchases and sales of Common Stock of the Issuer have been made in the last sixty (60) days by the following:

Purchases of Common Stock Holder	Date	Shares	Average Price ($US)
Douglas L. Mason	7/10/06	2730	2.54

Sales of Common Stock Holder	Date	Shares	Average Price ($US)
Douglas L. Mason	7/18/06	1100	3.30
	7/18/06	500	3.28
	7/18/06	1320	3.25
	7/18/06	600	3.22
	7/18/06	870	3.18
	7/18/06	1130	3.15
	7/13/06	1200	3.45
	7/13/06	800	3.43
	7/11/06	2000	3.65
	7/10/06	2480	3.45
	7/10/06	250	3.45
	7/10/06	2000	3.65
	7/7/06	5000	3.45
	7/7/06	2500	3.40
	7/7/06	3000	3.43
	7/7/06	4000	3.40
	7/7/06	3000	3.40
	7/7/06	4000	3.40
	7/7/06	2480	3.45
	7/7/06	250	3.45
	7/6/06	4000	3.40
	7/6/06	3000	3.42

Sales of Common Stock Holder	Date	Shares	Average Price ($US)
	7/6/06	4000	3.42
	7/6/06	3000	3.37
	7/6/06	1250	3.40
	7/6/06	1500	3.41
	7/6/06	2500	3.40
	7/6/06	4000	3.41
	7/6/06	3000	3.40
	7/6/06	4000	3.41

Purchases of Common Stock Holder	Date	Shares	Average Price
Criterion Capital Corporation	6/07/06	6,096	2.80
	6/22/06	10,715	2.80

Sales of Common Stock Holder	Date	Shares	Average Price
Criterion Capital Corporation	6/26/06	5700	4.52
	6/26/06	1850	4.45
	6/26/06	1700	4.44
	6/26/06	6750	4.43
	6/26/06	500	4.41
	6/26/06	500	4.35
	6/26/06	4000	4.30

All reported transactions were effected through a share distribution by the Issuer or through market transactions affected on the OTCBB.

(d)     Not applicable.

(e)     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Pursuant to a consulting agreement with Clearly Canadian Beverage Corporation, Criterion Capital Corporation was issued 6,096 shares on June 7, 2006 for services rendered. Pursuant to the subsequent termination of the consulting agreement with Clearly Canadian Beverage Corporation, Criterion Capital Corporation was issued 10,715 shares on June 22, 2006.

Item 7.   Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed July 18, 2006	“Douglas L. Mason” Douglas L. Mason, President of Criterion Capital Corporation